December 13, 2019

Charles Jones
Managing Member and Chief Executive Officer
Opening Night Enterprises, LLC
80 W. Sierra Madre Blvd, Suite 141
Sierra Madre, CA 91024

       Re: Opening Night Enterprises, LLC
           Post-Qualification Amendment No. 2 to
           Offering Statement on Form 1-A
           Filed November 27, 2019
           File No. 024-10712

Dear Mr. Jones:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 2 to Form 1-A filed November 27, 2019

General

1. We note your response to our prior comment 7, and your filing of a semiannual report on
      Form 1-SA for the period ended September 30, 2019. However, you are still not current in your reporting obligations pursuant to Rule 257, and therefore you are not eligible to conduct an offering under Regulation A. See Rule 251(b)(7) and Rule 251(d)(3)(i)(F). In
      that regard, we note that you have not filed a special financial report on Form 1-K containing audited financial statements for the fiscal year ended December 31, 2018 pursuant to Rule 257(b)(2)(i)(A), and a semiannual report for the six months ended June
      30, 2019 pursuant to Rule 257(b)(3).
 Charles Jones
FirstName LastNameCharles Jones
Opening Night Enterprises, LLC
Comapany13, 2019
December NameOpening Night Enterprises, LLC
Page 2
December 13, 2019 Page 2
FirstName LastName
Risk of Authorizing Immediate Use of Commitment Prior to Minimum Capitalization of the
Company, page 12

2. We note your response to our prior comment 1 and reissue in part. Please revise your offering circular to provide the specific disclosure required by Exchange Act Rule 10b-
         9(a)(2). While we note that you refer to the requirements of the rule, you do not provide the disclosures that the rule requires. For example state the specified number of units that must be sold, at what price, and within what specified period of time, which if not achieved will result in you promptly returning funds. Further explain the mechanics of how "any remaining funds on account shall be paid back to such Investors on a pro-rata basis" including whether the funds will be held in escrow until that time and why you would not return all of the investors' funds. State the specific date upon which the total amount due to you must be received in order to avoid paying refunds. Also disclose the procedures whereby investors may agree "to the use of his or her capital Commitment to the Company prior to the minimum capitalization of the Company" or may waive the right of refund, as discussed on page 12.
3. For consistency with your disclosure regarding the return of funds, revise all portions of the offering circular discussing that there is no guarantee that any minimum amount will be sold to also explain investors' ability to obtain a return of funds.
4. We note the statement on page 12 that "no part of the sale price of any security due the seller will be accepted by the broker-dealer unless the money or other consideration received is promptly transmitted to the persons entitled thereto." Please tell us whether any broker-dealer will accept funds in this offering. If a broker-dealer will accept funds in this offering then please address compliance with Rule 15c2-4(b), or tell us why this does not apply.
5. Please ensure that your operating agreement, subscription agreement, and escrow agreement are consistent with your disclosure regarding the return of funds, and Rule 10b-
         9 and Rule 15c2-4, as applicable.
Risk Factors
Arbitration Provision, page 16

6. We note your response to prior comment 4, and reissue such comment in part. It is not clear from the disclosure on pages 16 and 17 whether you are describing the arbitration provision set forth in your operating agreement, or the arbitration provision set forth in your subscription agreement. It also appears that in describing procedures relating to arbitration, you have combined procedures set forth in your operating agreement and your subscription agreement. Please revise to clearly and separately describe the arbitration provisions set forth in your operating agreement and your subscription agreement, and ensure that each such description is consistent with the text of each such provision.
7. Please revise to clarify, if true, that the arbitration provision set forth in your operating
 Charles Jones
FirstName LastNameCharles Jones
Opening Night Enterprises, LLC
Comapany13, 2019
December NameOpening Night Enterprises, LLC
December 13, 2019 Page 3
Page 3
FirstName LastName
         agreement does not apply to actions arising under the federal securities laws. In that regard, we note that such provision includes an exception for "disputes relating to this
         Offering and subsequent offerings of securities by the Company and/or any general compliance with U.S. federal securities laws, including but not limited to any such laws and corresponding remedies promulgated under either the Securities Act or the Exchange
         Act." In addition, your disclosure in the final paragraph on page 16 of the offering circular regarding the scope of the arbitration provisions does not appear to be consistent with such exception set forth in your operating agreement. For example, we note your disclosure that the arbitration provisions apply to "all claims that are related to the company, including...your ongoing operations." Please revise.
8. We note your response to our prior comment 5. While we note disclosure that the arbitration provision set forth in the subscription agreement applies to claims under the
         U.S. federal securities laws, you do not disclose whether the provision in your subscription agreement that "any legal suit, action or proceeding arising out of or relating to this Subscription Agreement shall be instituted exclusively in a state or federal court in
         Los Angeles County, California" applies to actions arising under the Securities Act or
         Exchange Act. Please state whether this provision applies to actions arising under the
         Securities Act or Exchange Act. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly. In addition, further revise to clarify how this provision operates in connection with the arbitration provision also set forth in section
         10 of the subscription agreement. For example, address whether the provision naming a state or federal court in Los Angeles County as the exclusive forum only applies if neither party elects arbitration. Finally, revise to discuss the risks that this exclusive forum provision presents to investors.
Part F/S, page 59

9. We note your response to our prior comment 2 and reissue in part. Revise to also include audited financial statements reflecting the two most recently completed fiscal years. Your interim financial statements should also cover the corresponding period of the preceding fiscal year. Refer to Part F/S(b) and (c)(1) of Form 1-A.
       If a participant in your offering is required to clear its compensation arrangements with
FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Charles Jones
Opening Night Enterprises, LLC
December 13, 2019
Page 4

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584
with any questions.



FirstName LastNameCharles Jones                           Sincerely,
Comapany NameOpening Night Enterprises, LLC
                                                          Division of
Corporation Finance
December 13, 2019 Page 4                                  Office of Trade &
Services
FirstName LastName